Exhibit 12.3

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$99,570	$99,441	$179,137	$148,817	$123,405	$99,916	$74,684
Fixed charges less capitalized interest	173,479	181,652	242,359	262,978	280,018	281,041	301,522
Distributed income of equity investees	11,225	11,724	17,074	9,586	4,959	12,665	15,661
Equity in losses of equity investees for which charges arise from guarantees	(26)	—	—	—	(1,646)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(3,167)	(2,214)	(3,729)	(4,158)	(4,203)	(4,901)	(3,886)
Total earnings	$281,081	$290,603	$434,841	$417,223	$402,533	$388,721	$387,981

Fixed charges (1):
Interest expense (2)	$173,479	$181,652	$242,359	$262,978	$280,018	$281,041	$301,522
Capitalized interest	3,893	1,928	2,671	4,955	3,577	6,807	19,218
Total fixed charges	$177,372	$183,580	$245,030	$267,933	$283,595	$287,848	$320,740

Ratio of earnings to fixed charges	1.58	1.58	1.77	1.56	1.42	1.35	1.21

(1) The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.